Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 21, 2006

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	RUBICON MINERALS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 780911103/CA7809111031/COMMON
3.	CUSIP/Class of Security entitled to vote	: 780911103/CA7809111031/COMMON
4.	Record Date for Notice	: 19 May 2006
5.	Record date for Voting	: 19 May 2006
6.	Beneficial Ownership determination date:	: 19 May 2006
7.	Meeting Date	: 29 Jun 2006
8.	Meeting Location	: Vancouver, BC

Yours Truly

Meeting Specialist
Computershare Investor Services Inc. 3rdFloor,510 Burrard Street Vancouver,B.C. V6C3B9
Tel: 604.661.9400Ext 4083
Fax: 604.661.9401